Exhibit 99.1

Farfetch Limited

(The “Company”)

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: FTCH)

NOTICE OF Annual GENERAL MEETING to be held on October 2, 2020 (or any adjournment thereof)

NOTICE is hereby given that the 2020 Annual General Meeting (the “AGM”) of the Company will be held at 10:00 a.m. local time (11:00 a.m. Eastern Daylight Time), on Friday, October 2, 2020 at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and via live webcast at www.virtualshareholdermeeting.com/FTCH2020. For additional information about attending the AGM, please see Exhibit A annexed hereto.

There is no special business to be considered, and no proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on August 26, 2020, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment thereof.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment thereof in person or via live webcast, as more particularly described in Exhibit A annexed hereto.

Shareholders may obtain a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 free of charge, from the Financials & Filings section of the Company’s investor relations website at www.farfetchinvestors.com, and from the SEC’s website at www.sec.gov.

By order of the Board of Directors, Farfetch Limited
/s/ José Neves
José Neves Chair of the Board and Chief Executive Officer
London, United Kingdom September 4, 2020

EXHIBIT A

When and where will the AGM be held?

The Company will be hosting its AGM at 10:00 a.m. (local time in Cayman Islands) on Friday, October 2, 2020 at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and via live webcast at www.virtualshareholdermeeting.com/FTCH2020.

Why is the AGM also being held online?

In light of COVID-19, and as part of our effort to maintain a safe and healthy environment for our directors, members of management and shareholders who wish to attend the AGM, we believe that hosting a virtual meeting is in the best interest of the Company and its shareholders.  Additionally, governmental restrictions may limit our ability, or we may determine it is imprudent, to permit shareholders in excess of a specified number to attend the AGM in person. We, therefore, encourage shareholders who plan on attending the AGM do so virtually via the Internet.

Who is entitled to attend the AGM?

Shareholders of the Company’s Class A and Class B ordinary shares as of the Record Date will be able to attend the AGM online and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/FTCH2020 and entering the 16-digit control number included in the shareholder’s Notice of Annual General Meeting (the “Notice”).

How can you attend the AGM online?

Only holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date can attend the AGM online at www.virtualshareholdermeeting.com/FTCH2020. A summary of the information needed to attend the AGM online is provided below:

•	Instructions on how to attend and participate via live webcast, including how to demonstrate proof of share ownership, are posted at www.virtualshareholdermeeting.com/FTCH2020.
•	Assistance with questions regarding how to attend and participate via live webcast will be provided at www.virtualshareholdermeeting.com/ FTCH2020 on the day of the AGM.
•

The webcast will begin promptly at 10:00 a.m. (local time in Cayman Islands). We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:45 a.m. (local time), and you should allow ample time for the check-in procedures. Please ensure you have made proper considerations for your equivalent local time zones

•	You will need your 16-digit control number to enter the AGM via live webcast.
•	Shareholders who have entered the AGM via live webcast may submit questions during the meeting.
•	A webcast replay of the AGM will be available at www.virtualshareholdermeeting.com/FTCH2020 for 30 days following the AGM.

To attend and participate in the AGM, you will need the 16-digit control number included in the Notice you received. If your shares are held in “street name” on your behalf in the name of a bank, broker or other nominee, you should contact your bank or broker to obtain your 16-digit control number. If you lose your 16-digit control number, you may join the Annual Meeting as a “guest” but will be in listen-only mode and unable to ask questions.

2